Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006-1806

Thomas S. Harman

202-373-6725

thomas.harman@bingham.com

September 26, 2012

VIA EDGAR TRANSMISSION

Mr. Kieran Brown

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Texas Quality Income Municipal Fund (the “Fund”) N-2/A (File Nos. 333-181183 and 811-06384)

Dear Mr. Brown:

This letter responds to the comments we received from you on September 19, 2012 regarding the Fund’s filing on Form N-2/A, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 24, 2012. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

1. Comment: On the cover page, please move “state and local” after “federal” in the sixth paragraph.

Response: This change will be reflected in Fund’s next pre-effective amendment.

2. Comment: On page 54 of the Prospectus, please clarify that the two-thirds voting requirement does not apply to the resignation of a trustee at the end of his or her term.

Response: This change will be reflected in Fund’s next pre-effective amendment.

3. Comment: On page 46 of the SAI under “Code of Ethics,” please disclose whether the code permits persons subject to the code to invest in securities, including securities that may be purchased or held by the Fund, as required by Form N-2 Item 18.15.

Response: This change will be reflected in Fund’s next pre-effective amendment.

***

Mr. Kieran Brown

September 26, 2012

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Trina Winkelmann at 202.373.6193.

Sincerely,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy

Gifford Zimmerman

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